SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 31 March 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
Statement on capital assessment review
31 March 2010

The Bank notes yesterday's announcements by the Financial Regulator and the Minister for Finance. Based on the Financial Regulator's assessment of the estimated impact of NAMA, a detailed review of the Bank's loan book and capital position and the results of a range of stress testing scenarios, the Financial Regulator has concluded that the Bank requires an additional €2.7 billion of Equity tier 1 capital, to be in place by the end of this calendar year. On the basis of assumptions which the Bank considers to be reasonable, the Bank believes raising this level of capital would result in its Equity Tier 1 and Core tier 1 ratios, as at 31 December 2010, being greater than the 7% and 8% levels respectively targeted by the Financial Regulator, the NAMA process having been completed by that date. The Bank believes that a capital raising of this size would ensure that its trough Equity tier 1 ratio through the cycle will not fall below 7%. This level of capital will permit the Bank to pass the higher of the stress scenario based on a delayed macroeconomic recovery and the severe sensitivity shock test set by the Financial Regulator at the 4% core tier 1 level.  The Bank has also confirmed to the Financial Regulator that the Bank would maintain an equity tier 1 level in excess of 4% in the case of the delayed macroeconomic recovery stress scenario.  On this basis, the Bank believes that raising €2.7 billion will be sufficient to meet its capital requirements.

Having received clarity from the Financial Regulator and with the first tranche of Eligible Bank Assets transferred to NAMA, the key priority of the Bank is now to address the incremental capital required. In this regard, the Bank has been working with a syndicate of major international investment banks with a view to maximising the private capital element of any capital raise. We expect to be in a position to make a further announcement when clarity regarding the final outcome of our discussions with the EU regarding our restructuring plan has been received. The Bank believes that it has a robust investment case to enable it to raise a substantial amount of the incremental capital required by the Financial Regulator from private sources, including existing shareholders. The Bank has also been actively engaged with the Department of Finance and the NTMA. On the basis of these discussions, the Minister for Finance has confirmed that, in conjunction with and to support any private capital raising, the State will commit to converting part of its 2009 Preference Stock in the Bank into ordinary equity. This conversion would be on market terms which the Bank believes would allow both government and private capital providers to achieve attractive returns on their investment. In addition, as part of any such transaction, it is anticipated that the Bank would repurchase all of the warrants issued in conjunction with the issue of the 2009 Preference Stock on market terms. Based on the current envisaged structure, the Bank expects that the State would continue to be a minority shareholder in the Bank.

Ends.
For further information please contact:

John O'Donovan	Andrew Keating	Geraldine Deighan	Dan Loughrey
Group Chief Financial Officer	Director of Group Finance	Head of Group Investor Relations	Head of Communications
Tel: +353 1 632 2054	Tel: + 353 1 604 3509	Tel: + 353 1 604 3501	Tel: + 353 1 604 3833

Forward Looking Statement
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, projected impairment losses, capital ratios, margins, future payment of dividends, the outcome of the current review of the Group's defined benefit pension schemes, the outcome of discussions with the Financial Regulator regarding requirements for future capital, estimates of capital expenditures, discussions with Irish, European and other regulators and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to the performance of the Irish and UK economies, property market conditions in Ireland and the UK, costs of funding, the performance and volatility of international capital markets, the expected level of credit defaults, the impact of the National Asset Management Agency, the outcome from the review by the European Commission under EU state aid rules of the restructuring plan submitted by the Group, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues, and the availability of funding sources. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 31 March 2010